EXHIBIT 4

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS SECOND QUARTER RESULTS

AND EXPECTS SALES GROWTH FOR THE FISCAL YEAR

Hong Kong, December 23, 2005 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the second quarter of fiscal 2006 ended September 30, 2005.

Net sales for the second quarter of fiscal 2006 were $19.9 million, up 73.6%, compared to $11.5 million for the second quarter of fiscal 2005. Net loss for the second quarter of fiscal 2006 was $4.4 million, or $0.36 per share, compared to a net loss of $3.8 million, or $0.31 per share, in the prior corresponding fiscal period.

Net sales for the six months ended September 30, 2005 were $37.6 million, up 76%, compared to $21.4 million for the prior corresponding six-month period. Net loss for the first half of fiscal 2006 was $7.1 million, or $0.58 per share, compared to a net loss of $6.5 million, or $0.53 per share, in the first half of fiscal 2005. First half of fiscal 2006 results reflect impairment and other non-operating charges of approximately $1.3 million more than those incurred in the first half of fiscal 2005.

John C.K. Sham, President and Chief Executive Officer, said: “While our sales performance is improving, our gross profit margins continued to be impacted by increases in plastic and labor costs. Additionally, the recent revaluation of the Renminbi and the impact of the continued weakness of the dollar without us receiving any pricing relief from our customers have also contributed to the decease in our gross profit margins.”

Mr. Sham continued, “As a long-term cost reduction strategy, we have started to relocate some of our daily functions from our Hong Kong office to our facility in Dongguan, China. In addition, we expect to re-engineer and restructure some of our processes as part of our relocation plan. The cost savings of this move should begin to be reflected in the first or second quarters of fiscal 2007.”

Mr. Sham concluded, “We are pleased to report that some of our new product initiatives are starting to come to fruition. One of our newly developed products won an innovation prize for the upcoming International Consumer Electronics Show in Las Vegas and our electronic component business is moving along nicely. We expect these new product and business developments to contribute to our overall sales growth in the current fiscal year.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$19,891	$11,458	$37,589	$21,357
Cost of goods sold	(18,179)	(11,305)	(34,698)	(20,169)

Gross profit	1,712	153	2,891	1,188
Selling, general and administrative expenses	(6,298)	(4,129)	(10,232)	(8,175)

Operating loss	(4,586)	(3,976)	(7,341)	(6,987)
Other income, net	199	213	290	460

Loss before income taxes	(4,387)	(3,763)	(7,051)	(6,527)
Provision for income taxes	(16)	—	(32)	—

Net loss before minority interests	(4,403)	(3,763)	(7,083)	(6,527)
Minority interests	—	—	13	—

Net loss	$(4,403)	$(3,763)	$(7,070)	$(6,527)

Basic and diluted loss per common share	$(0.36)	$(0.31)	$(0.58)	$(0.53)

Basic and diluted weighted average number of shares outstanding	12,224	12,215	12,224	12,207

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2005	March 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$9,296	$8,791
Restricted cash	1	431
Callable deposit	5,000	5,000
Short-term investments	29,481	33,966
Accounts and bills receivable, net	14,117	7,195
Deposits, prepayments and other assets	3,047	2,324
Inventories	15,213	14,057

Total current assets	76,155	71,764

Property, plant and equipment, net	26,245	27,780
Land use rights	2,167	2,192
License, net	—	2,201
Loan to a director	76	76

Total assets	$104,643	$104,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,565	—
Short-term bank borrowings	37	37
Accounts and bills payable	9,685	5,258
Salaries and allowances payable	1,034	731
Accrued expenses	4,561	3,872
Income tax payable	3,690	3,698

Total current liabilities	21,572	13,596
Deferred tax liabilities	143	143

Total liabilities	21,715	13,739

Minority interests	—	13

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of September 30 and March 31, 2005	129	129
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	82,918	83,265
Retained earnings	5,033	12,103
Accumulated other comprehensive deficits	(659)	(743)
Less: Treasury stock, at cost, 679,147 shares as of September 30 and March 31, 2005	(4,493)	(4,493)

Total shareholders’ equity	82,928	90,261

Total liabilities and shareholders’ equity	$104,643	$104,013